Exhibit 21.1

List of Subsidiaries of the Company:

Name of Entity	State of Incorporation

United Sugars Corporation	Minnesota

Midwest Agri-Commodities Company	Minnesota

ProGold Limited Liability Company	Minnesota

Sidney Sugars Incorporated	Minnesota

Crab Creek Sugar Company	Minnesota